EXHIBIT 99.1

Company Contact:
Financial:
Pat Di Lillo
Vice President, Chief Financial & Administrative Officer
1-514-397-2592 pdilillo@birksgroup.com

Media:
Eva Hartling
Vice President, Marketing & Communications
1-514-397-2496 ehartling@birksgroup.com

Birks Group announces a turnaround in

Fiscal Year 2016:

•	Return to profitability

•	Continued comparable stores sales growth; and

•	Substantial increase in operating income and net income

Montreal, Quebec. July 5, 2016 – Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT LLC: BGI), which operates 46 luxury jewelry stores in Canada, Florida and Georgia, reported financial results on June 30, 2016 for the fiscal year ended March 26, 2016 (“fiscal 2016”). All amounts are in U.S. dollars.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, said “We are delighted that the Company improved its net income for the year by $14.0 million over last year, from a net loss of $8.6 million last year to a net income of $5.4 million this year. We are especially proud that our comparable store sales increased by 3% in a very challenging retail environment. Following a year of restructuring our Company’s operations, the main factors that contributed to our success in fiscal 2016 included our continued dedication to enhancing customer experiences via our new store designs, the successful launch of our new collections and our creative marketing campaigns. We also strongly focused our efforts on strict cost controls and rigorous cash management while investing in the implementation of a new enterprise resource planning (“ERP”) system that we believe will help the Company offer better services with improved efficiency and productivity once it is completed. Furthermore, our undivided attention to growing the Birks brand through a more modern store environment, creative marketing and new jewelry collections, has delivered strong performances in both Canada and in the U.S. We believe that the Company is positioning itself to meet a challenging retail environment and to continue to produce positive results in fiscal year 2017.”

Fiscal 2016 Financial Overview:

•	Comparable store sales (calculated on a constant exchange rate basis) increased by 3% compared to the prior fiscal year ended March 28, 2015 (“fiscal 2015”);

•	Net sales were $4.4 million higher than last year on a constant currency basis after excluding $20.2 million of lower sales due to the translation of the Company’s Canadian sales into U.S. dollars with a weaker Canadian dollar. Net sales were $285.8 million for fiscal 2016 compared to $301.6 million for fiscal 2015;

•	Gross profit was in line with last year on a constant currency basis after excluding the $8.3 million of lower gross profit due to the translation of the Company’s Canadian gross profit into U.S. dollars with a weaker Canadian dollar. Gross profit was $109.4 million, or 38.3% of net sales, for fiscal 2016, compared to $117.8 million, or 39.1% of net sales, for fiscal 2015. The reduction of 80 basis points in gross margin percentage is mainly due to the product sales mix and the impact of foreign exchange;

•	Selling, general and administrative (“SG&A”) expenses fell to $91.1 million, or 31.9% of net sales, for fiscal 2016 compared to $103.7 million, or 34.4% of net sales, for fiscal 2015. The reduction is mainly due to the efficiencies that resulted from the operational restructuring plan that was initiated in fiscal 2015 and due to the translation of the Company’s Canadian SG&A expenses into U.S. dollars with a weaker Canadian dollar;

•	The Company’s fiscal 2016 operating income of $15.5 million, increased by $10.2 million, compared to $5.3 million in fiscal 2015. The $10.2 million increase is attributable to the $3.2 million gain on sale of assets, lower restructuring charges and lower SG&A expenses;

•	The Company recognized a net income for fiscal 2016 of approximately $5.4 million, or $0.30 per share, compared to a net loss of approximately ($8.6 million), or ($0.48) per share in fiscal 2015. Excluding the impact of $0.8 million of restructuring charges and $3.2 million of gain on sale of assets recorded during fiscal 2016, the Company’s net income for fiscal 2016 was $3.0 million, or $0.17 per share, compared to a net loss of ($3.1 million) or ($0.17 per share) for fiscal 2015 after excluding the $2.6 million restructuring charges and the $2.6 million debt extinguishment charges.

Fiscal 2016 Results

Net sales for fiscal 2016 were $285.8 million compared to $301.6 million for fiscal 2015, which is a decrease of $15.8 million, or 5.2%, as compared to fiscal 2015. Net sales were $4.4 million higher than last year on a constant currency basis after excluding the $20.2 million of lower sales due to the translating of the Company’s Canadian sales into U.S. dollars with a weaker Canadian dollar. The net sales increase in fiscal 2016, net of the foreign currency translation, is attributable to a comparable store sales increase of 3% and $6.4 million in higher sales at two new stores and two stores temporarily closed for relocation in fiscal 2015, partially offset by $7.3 million of lower sales related to the closure of six unprofitable stores in the past two years and the temporary closure of one store for relocation in fiscal 2016, and $3.9 million of decreased revenues related to non-retail activities primarily due to the disposal of the corporate sales division during fiscal 2016.

The comparable store sales increase of 3% reflects a 6% comparable store sale increase in Canada and a 1% comparable store sales increase in the U.S. despite reduced tourist activity in Florida due to the strong U.S. dollar. The increases in comparable store sales in both regions were primarily related to an increase in the Company’s average sale transaction. The increase in comparable store sales in the U.S. was primarily related to the success of the Company’s timepiece strategy, while the increase in comparable store sales in Canada was primarily driven by the Company’s fine jewelry business and higher timepiece sales. The Birks-branded line of jewelry also experienced a successful performance in Mayors stores during the year.

Gross profit for fiscal 2016 was $109.4 million, or 38.3% of net sales, as compared to $117.8 million, or 39.1% of net sales, in fiscal 2015. Gross profit was in line with last year on a constant currency basis, after excluding the $8.3 million of lower gross profit due to the translation of the Company’s Canadian gross profit into U.S. dollars with a weaker Canadian dollar. The 80 basis point decrease in gross margin was primarily attributable to a decrease in retail gross margin associated with product sales mix and the impact of foreign exchange.

SG&A expenses were $91.1 million, or 31.9% of net sales, for fiscal 2016 compared to $103.7 million, or 34.4% of net sales, for fiscal 2015. The operational restructuring plan launched in fiscal 2015 to reduce overhead costs, improve profitability and drive efficiency within the organization was an important factor in the reduction of the SG&A expenses in fiscal 2016. Other factors that explain the $12.6 million decrease in SG&A expenses during fiscal 2016, as compared to fiscal 2015, include $2.5 million of lower expenses related to the closure of six store locations in fiscal 2016 and 2015; $1.2 million of lower expenses related to the disposal of the corporate sales division in fiscal 2016; and $7.5 million of lower expenses related to foreign currency translation of the Company’s Canadian SG&A expenses into U.S. dollars with a weaker Canadian dollar, partially offset by $1.3 million of higher expenses related to two new store openings during the last two fiscal years and two stores that were temporarily closed for relocation in fiscal 2015.

During fiscal 2016, the Company also incurred $0.8 million of restructuring charges associated with its operational restructuring plan launched in fiscal 2015, a decrease of $1.8 million compared to fiscal 2015.

During fiscal 2016, the Company realized a $3.2 million gain on sale of assets as part of the sale of its corporate sales division, which also included the execution of a supply and licensing agreements for Birks products and Birks-branded products. Under the executed agreement, the assets of the Company’s corporate sales division were sold for gross proceeds of $4.3 million.

Interest and other financing costs in fiscal 2016 were in line with fiscal 2015 after excluding $0.7 million of lower costs attributable to translating the Company’s Canadian financing costs into U.S. dollars with a weaker Canadian dollar. In fiscal 2015, the Company recorded debt extinguishment charges of $2.6 million related to new and deferred financing costs as a result of the Company’s amendments to its senior secured term loan and senior secured revolving credit line in June and November 2014.

Inventories totaled $137.8 million at March 26, 2016, as compared to $135.7 million at March 28, 2015, an increase of $2.1 million, or 1.5%. Excluding the impact of $3.6 million of lower inventory due to translating the inventory of our Canadian operations to U.S. dollars with a weaker Canadian dollar, inventory levels increased by $5.7 million compared to last year mainly attributable to higher inventories to support the growth in fine jewelry and timepieces sales and the purchase at the end of 2016 of bridal inventory that was previously consigned to Mayors, partially offset by a decrease in inventory related to the disposal of the corporate sales division in fiscal 2016.

Interest bearing debt totaled $116.4 million at the end of fiscal 2016, as compared to $121.1 million at the end of fiscal 2015, a decrease of $4.7 million. Excluding the impact of $2.8 million of lower debt due to translating of our Canadian debt to U.S. dollars with a weaker Canadian dollar, the level of the Company’s debt is $1.9 million lower compared to fiscal 2015. The Company’s excess borrowing capacity under its senior secured revolving credit facility was $16.2 million as of March 26, 2016 compared to $12.9 million at the end of fiscal 2015.

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and Southeastern United States. As of May 31, 2016, the Company operated 26 stores under the Birks brand in most major metropolitan markets in Canada, 17 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the Company’s implementation of a new ERP system will help the Company offer better services with improved efficiency and productivity once it is completed, the Company’s undivided attention to growing the Birks brand through a modern store environment, creative marketing and new jewelry collections has delivered strong performances in both Canada and the U.S., and that the Company is positioned to meet a challenging retail environment and to continue to produce positive results in fiscal 2017. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2016 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 26, 2016	Fiscal Year Ended March 28, 2015
Net sales	$285,826	$301,637
Cost of sales	176,439	183,832

Gross profit	109,387	117,805

Selling, general and administrative expenses	91,125	103,735
Restructuring charges	754	2,604
Depreciation and amortization	5,229	5,932
Gain on sale of assets	(3,229)	—
Impairment of long-lived assets	—	238

Total operating expenses	93,879	112,509

Operating income	15,508	5,296
Interest and other financing costs	10,020	11,285
Debt extinguishment charges	—	2,643

Income (loss) before income taxes	5,488	(8,632)
Income tax expense	50	—

Net income (loss)	$5,438	$(8,632)

Weighted average shares outstanding:
Basic	17,961	17,937
Diluted	17,961	17,937

Net income (loss) per share:
Basic	$0.30	$(0.48)
Diluted	$0.30	$(0.48)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

(In thousands)

	March 26, 2016	March 28, 2015
Assets
Current assets:
Cash and cash equivalents	$2,344	$2,356
Accounts receivable	10,293	7,696
Inventories	137,839	135,739
Prepaids and other current assets	1,793	2,232

Total current assets	152,269	148,023

Property and equipment	29,419	28,544
Intangible assets	792	917
Other assets	2,160	2,720

Total non-current assets	32,371	32,181

Total assets	$184,640	$180,204

Liabilities and Stockholders’ Equity

Current liabilities:
Bank indebtedness	$63,209	$64,347
Accounts payable	46,730	44,740
Accrued liabilities	9,040	8,079
Current portion of long-term debt	5,670	4,745

Total current liabilities	124,649	121,911

Long-term debt	47,504	52,039
Other long-term liabilities	4,783	3,431

Total long-term liabilities	52,287	55,470

Stockholders’ equity:
Common stock	69,601	69,601
Additional paid-in capital	16,216	16,107
Accumulated deficit	(78,849)	(84,287)
Accumulated other comprehensive income	736	1,402

Total stockholders’ equity	7,704	2,823

Total liabilities and stockholders’ equity	$184,640	$180,204